SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 15, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Horejsi Enterprises, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a)
                                      (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Kansas


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 1,744,300

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               1,744,300

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,744,300

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.52%

   14    TYPE OF REPORTING PERSON*
         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stewart R. Horejsi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               (a)
                               (b)
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

   14    TYPE OF REPORTING PERSON*
         IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry L. Dunlap

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)
                           (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

   14    TYPE OF REPORTING PERSON*

         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



                  Amendment No. 4 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by (i) Horesji Enterprises, Inc. ( HEI ), as a direct beneficial owner of the Shares, and (ii) Stewart R. Horseji and Larry L. Dunlap, by virtue of the relationships described previously in this statement, (collectively, the Reporting Persons ) are hereby amended as set forth below.


Item 3.     Source and Amount of Funds or Other Consideration

            No change except for the addition of the following:

            The total amount of funds required by HEI to acquire the Shares reported in Item 5(c) was $2,256,986.00 (including commissions). Such funds were or will be provided by HEI's cash on hand and margin borrowings under accounts maintained by HEI with Bear Stearns Securities Corp. and by HEI and related parties with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as previously reported in this statement on Schedule 13D.


Item 4.     Purpose of Transaction.

            No change except for the addition of the following:

            HEI purchased the Shares described in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon its evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with HEI may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.     Interest in Securities of the Issuer.

            No change except for the addition of the following:

            (a) HEI is the direct beneficial owner of 1,744,300 Shares, or approximately 18.52% of the 9,416,743 Shares outstanding as of May 23, 1996, according to information contained in the Company's 1996 proxy statement. By virtue of the relationships previously reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by HEI. Mr. Horejsi disclaims all such beneficial ownership.

            (c) The table below sets forth purchases of the Shares by the Reporting Persons since October 28, 1996. All of such purchases were effected by HEI on the New York Stock Exchange.

                                     Approximate Price
                                     Per Share
Date          Amount of Shares       (exclusive of commissions)
11/04/96      12,100                 $14.375
11/05/96       5,000                 $14.375
11/06/96       9,500                 $14.375
11/08/96       4,600                 $14.500
11/11/96       8,900                 $14.375
11/11/96      38,000                 $14.500
11/12/96       7,000                 $14.500
11/13/96       9,000                 $14.500
11/15/96      18,000                 $14.500
11/15/96      28,700                 $14.375
11/19/96       4,300                 $14.500
11/20/96       8,200                 $14.500
11/21/96       2,800                 $14.500


                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 22, 1996


                                    /s/ Stephen C. Miller
                                    Steven C. Miller, as attorney-in-fact
                                    for Stewart R. Horejsi


                                    /s/ Larry L. Dunlap
                                    Larry L. Dunlap, individually and as
                                    Chairman and President of Horejsi
                                    Enterprises, Inc.